EXHIBIT 99.1

News Release

TSX:RMX | NYSE.MKT:RBY
May 14, 2014

Rubicon Board of Directors Adopt Advance Notice Policy

May 14, 2014 – Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) (“Rubicon” or the “Company”) announces the adoption by its Board of Directors (the “Board”) of an Advance Notice Policy in respect of the election of directors.

The Advance Notice Policy was adopted on May 13, 2014 to further the Company’s commitments to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information regarding all director nominees; and (iii) allowing shareholders to register an informed vote.

The Advance Notice Policy fixes a deadline by which shareholders of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company.

For annual general meetings of shareholders, notice to the Company of nominations of potential directors must be made not less than 30 days and not more than 65 days prior to the date of the meeting but if the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 15th day following such public announcement. For special general meetings of shareholders called for the purpose of electing directors (whether or not called for other purposes), notice to the Company of nominations of potential directors must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Advance Notice Policy is now in full force and effect. At its next annual general meeting the Company intends to, among other things, ask shareholders to approve an amendment to the Company’s articles to incorporate the provisions of the Advance Notice Policy.

The full text of the Advance Notice Policy is available under the Company's profile at www.sedar.com and on the Company's website (www.rubiconminerals.com).

PR14-7 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (866) 365-4706
E-mail: ir@rubiconminerals.com
Rubicon Minerals Corporation | Suite 902–170 University Ave. | Toronto ON, CANADA  M5H 3B3
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

RUBICON MINERALS CORPORATION

On behalf of the Board of Directors

“Mike Lalonde”
President and Chief Executive Officer

PR14-7 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (866) 365-4706
E-mail: ir@rubiconminerals.com
Rubicon Minerals Corporation | Suite 902–170 University Ave. | Toronto ON, CANADA  M5H 3B3
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release